UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File No: 001-35797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZOETIS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Zoetis Inc.
10 Sylvan Way
Parsippany, New Jersey 07054

REQUIRED INFORMATION:
Items 1 through 3: Not required; see Item 4 below.
Item 4. Financial Statements and Exhibits.

a)	Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020

b)	Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

ZOETIS SAVINGS PLAN
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2020 and 2019	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020	10

Signature	11

Exhibits:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Zoetis Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Zoetis Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2013.

Short Hills, New Jersey
June 24, 2021

ZOETIS SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
(thousands of dollars)	2020	2019
Assets:
Investments at fair value	$1,500,170	$1,287,104
Receivables:
Notes receivable from participants	13,379	13,827
Employer contributions	27,258	28,936
Total receivables	40,637	42,763
Net assets available for benefits	$1,540,807	$1,329,867

See accompanying notes to financial statements.

ZOETIS SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,
(thousands of dollars)	2020	2019
Additions to net assets attributed to:
Investment income:
Net appreciation in investments	$171,262	$232,063
Dividend income	32,577	28,686
Investment income on participant-directed funds	2,298	2,495
Total investment income	206,137	263,244
Interest income on notes receivable from participants	887	842
Less: Investment management fees	(396)	(382)
Net investment and interest income	206,628	263,704
Contributions:
Employer	47,312	46,787
Participant	49,327	44,429
Rollovers	6,704	5,387
Total contributions	103,343	96,603
Total additions, net	309,971	360,307
Deductions from net assets attributed to:
Benefits and withdrawals paid to participants	(106,875)	(94,853)
Net increase before transfers from related plans	203,096	265,454
Transfers:
Asset transfer from Abaxis 401(k) Plan	-	42,557
Asset transfer from Phoenix Central Laboratory, Inc. 401(k) Plan	7,844	-
Net increase after transfers from related plans	210,940	308,011
Net assets available for benefits:
Beginning of period	1,329,867	1,021,856
End of period	$1,540,807	$1,329,867

See accompanying notes to financial statements.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
1.Plan Description
The Zoetis Savings Plan (the Plan) is a defined contribution retirement plan. Participation in the Plan is open to eligible employees of Zoetis Inc. (Zoetis, the Plan Sponsor or the Company) or an affiliate which has, with the consent of the Plan Sponsor, adopted the Plan (Participating Employers) and who are included within a group or class designated by the Plan Sponsor as set forth in the Plan document.
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986, as amended (the Code). The Plan is designed to meet ERISA’s reporting and disclosure and fiduciary responsibility requirements, as well as the minimum standards for participation and vesting.
The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more detailed and complete information.
Plan Mergers
Phoenix Central Laboratory, Inc. 401(k) Plan Merger
Effective October 31, 2019, the Company acquired Phoenix Central Laboratory for Veterinarians, Inc. (Phoenix), and as a result Phoenix became an indirect wholly-owned subsidiary of Zoetis. On December 23, 2020, the Zoetis Board of Directors approved the merger of the Phoenix Central Laboratory, Inc. 401(k) Plan (Phoenix Plan) into the Plan.
The Phoenix Plan merged with and into the Plan effective December 30, 2020 (the Phoenix Plan Merger Date), at which time employees of Phoenix became eligible to participate in the Plan. Upon merger all Phoenix Plan participants’ prior employer service was credited for eligibility and vesting requirements in the Plan.
The assets of the Phoenix Plan were transferred to the Plan on December 31, 2020.
Abaxis 401(k) Plan Merger
Effective July 31, 2018, the Company acquired Abaxis, Inc. (Abaxis), and as a result Abaxis became an indirect wholly-owned subsidiary of Zoetis. On May 15, 2019, the Zoetis Board of Directors approved the merger of the Abaxis 401(k) Plan (Abaxis Plan) into the Plan.
The Abaxis Plan merged with and into the Plan effective June 24, 2019 (the Abaxis Plan Merger Date), at which time employees of Abaxis became eligible to participate in the Plan. Additionally, upon merger all Abaxis Plan participants were considered 100% vested in employer matching contributions for both previous Abaxis matching contributions and any future Zoetis matching contributions.
The assets of the Abaxis Plan were transferred to the Plan on July 1, 2019.
Plan Administration
The Plan is administered by the Zoetis Savings Plan Committee, which was appointed by the Chief Human Resources Officer of Zoetis pursuant to a delegation of authority by the Zoetis Board of Directors. The investment fiduciary function is also governed by the Zoetis Savings Plan Committee. Bank of America is the Plan’s recordkeeper and trustee and is a party-in-interest to the Plan.
Administrative Costs
In general, the Plan or the Plan Sponsor and Plan participants both share in the costs and expenses of administering the Plan. All other administrative fees and expenses are paid for by the Plan or the Plan Sponsor.
Eligibility
Generally, all U.S.-based full-time employees of the Company, except (1) certain employees who are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (2) certain employees who are employed by a unit not designated for participation in the Plan, or (3) certain employees who are otherwise eligible for another Company-sponsored savings plan, are eligible to enroll in the Plan on their date of hire.
Newly eligible participants who do not affirmatively enroll in the Plan within 30 days of hire or transfer into eligible employment are automatically enrolled at a 5% pre-tax contribution rate. Employees may elect to opt-out of the Plan at any time.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
Unless otherwise directed by the plan participants, contributions are invested in the Plan’s default investment fund option, which is generally the Vanguard Target Retirement Fund, based on the participant’s retirement eligibility date.
Contributions
Participants may elect to make contributions of up to 30% of eligible compensation on a pre-tax basis and up to 30% of eligible compensation on a Roth 401(k) or after-tax basis. Total contributions may not be greater than 60% of eligible compensation and are subject to certain restrictions under the Code. For all participants, contributions of up to 5% of eligible compensation are matched 100% by the Company. Participant contributions in excess of 5% are not matched.
The Plan Sponsor may, in its sole discretion, also make a profit-sharing contribution of up to 8% of each participant’s eligible compensation, as defined by the Plan. Participants are eligible to receive a profit-sharing contribution if they are employed on the last day of the Plan year or die, become disabled (while an employee) or terminate employment after attaining age 55 during the Plan year. In March 2021, the Company funded the profit-sharing for plan year 2020 in the amount of approximately $21.4 million. In March 2020, the Company funded the profit-sharing for plan year 2019 in the amount of approximately $23.5 million.
Participant Accounts and Vesting
Each participant's account is credited with the participant's contributions, the Company's matching and profit-sharing contributions, and the participant's respective share of Plan earnings and is charged with the participant's withdrawals and distributions, and the participant's respective share of Plan losses. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the profit-sharing contribution.

All participants will vest in the Company’s profit-sharing contribution as follows:

Years of Service	Percentage Vested*

Under 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
*Special Vesting Rules for Legacy Abaxis Employees: Profit-sharing contributions of legacy Abaxis employees hired prior to the Abaxis Plan Merger Date will be subject to a 4-year vesting schedule while all other participants will be subject to the Zoetis 5-year vesting schedule as described above. Prior service for legacy Abaxis employees will count toward the vesting of profit-sharing account balances.
Effective April 8, 2020 the Company acquired Performance Livestock Analytics (PLA). Beginning on April 27, 2020 all U.S. PLA participants’ prior employer service was credited for eligibility and vesting requirements in the Plan.
Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions. Forfeitures used to reduce employer contributions were $0.6 million for the year ended December 31, 2020, and $0.7 million for the year ended December 31, 2019. Forfeited nonvested accounts available to reduce future employer contributions totaled approximately $0.5 million at December 31, 2020, and approximately $0.3 million at December 31, 2019.
Rollovers into Plan
Participants may elect to roll over one or more account balances from qualified plans.
Investment Options
Participants can elect to invest amounts credited to their account in any of the investment funds offered by the Plan and transfer amounts between these funds at any time during the year.
Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
Contributions made by participants may be invested into a self-directed brokerage account.

Notes Receivable from Participants
Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.
Under the terms of the Plan, loans must be repaid pursuant to a fixed payment schedule within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within ten years. However, certain primary residence loans existed prior to June 20, 2013, and may have longer repayment terms as they were processed under the rules of the prior plan. The interest rate on all loans is based on the prime rate plus 2% at date of loan issuance. At December 31, 2020, interest rates on outstanding loans ranged from 3.25% to 9.50% with maturities ranging from 2021 to 2035. At December 31, 2019, interest rates on outstanding loans ranged from 3.25% to 9.50% with maturities ranging from 2020 to 2034.
Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the participant funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.
In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.
Benefit Payments
Upon separation from service, retirement or disability, a participant whose account balance is greater than $1,000 is entitled to receive the full value of the account balance or defer payment to a later date, subject to receiving minimum required distributions starting at age 70½ (or 72 for those who attained age 72 after December 31, 2019). A participant whose account balance is $1,000 or less will receive his or her account balance upon termination. In the event of a participant's death, a spouse beneficiary generally may elect a lump sum payment or defer payment until a later date, but not beyond the year in which the participant would have reached age 70½ (or 72 for those who attained age 72 after December 31, 2019). A non-spouse beneficiary generally may defer payment until December 31 of the year following the date of the participant's death.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax-qualified retirement plans and their participants. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. Additionally, required minimum distributions for 2020 were waived, but still could be received at the request of a participant.
In-Service Withdrawals
Participants in the Plan may make in-service withdrawals after reaching the age of 59½ or hardship withdrawals from their account balances subject to the provisions of the Plan.
Plan Termination
The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation
The Plan’s investments are stated at fair value. Units of the Zoetis Stock Fund are valued based on the combined quoted market prices of the underlying shares of Zoetis common stock and a cash equivalent component. Shares of registered investment companies and common/collective trust funds are valued at quoted or published market prices which represent the net asset value of shares held by the Plan at year-end. Self-directed brokerage accounts consist primarily of money market funds, common stocks and mutual funds, which are valued at quoted or published market prices, and are considered one general type of investment. See Note 4. Fair Value Measurements for additional information regarding the fair value of the Plan’s investments. There have been no changes in the valuation methodologies used at December 31, 2020 and 2019.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent notes receivable are classified as distributions based on the terms of the Plan document.
Risks and Uncertainties
Investment securities, including Zoetis common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. Due to the numerous uncertainties regarding the continuing COVID-19 pandemic, we are unable to fully predict the financial impact that it will ultimately have on the Plan. Plan Management will continue to monitor the impact COVID-19 has on the Plan and will reflect the impact as appropriate in the Plan's financial records.
Investment Transactions
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.
Net Appreciation in Investments
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.
Benefit Payments
Benefits are recorded when paid.
3.    Tax Status
The Plan uses a prototype non-standardized Plan document, sponsored by the Trustee (prototype sponsor), who received a favorable determination letter from the Internal Revenue Service (IRS), dated March 31, 2014, which states that the prototype Plan document satisfies the applicable provisions of the Internal Revenue Code. The prototype Plan has not been materially modified so that the Company believes they may rely on the prototype sponsor’s determination letter for the prototype Plan. The determination letter provided to the Company by the prototype sponsor indicates that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
U.S. GAAP requires the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019,

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements: Level 1, meaning the use of quoted or published prices for identical instruments in active markets; Level 2, meaning the use of quoted or published prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3, meaning the use of unobservable inputs. See Note 2. Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.
Investments measured at fair value are summarized below:

	Investments at Fair Value as of December 31, 2020
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$196,033	$—	$—	$196,033
Mutual funds	907,082	—	—	907,082
Common/collective trust funds	376,807	—	—	376,807
Money market funds	1,509	—	—	1,509
Self-directed brokerage funds	18,739	—	—	18,739
Total investments at fair value	$1,500,170	$—	$—	$1,500,170

	Investments at Fair Value as of December 31, 2019
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Zoetis Stock Fund	$164,728	$—	$—	$164,728
Mutual funds	791,419	—	—	791,419
Common/collective trust funds	315,422	—	—	315,422
Money market funds	2,029	—	—	2,029
Self-directed brokerage funds	13,506	—	—	13,506
Total investments at fair value	$1,287,104	$—	$—	$1,287,104
5.    Related-Party Transactions
Certain Plan investments held by the Plan at December 31, 2020 and 2019, were units of the T. Rowe Price Stable Value Common Trust Fund and were managed by Bank of America. Bank of America serves as the trustee of the Plan, and therefore, transactions involving these investments are considered party-in-interest transactions.
The Plan invests in shares of the Company. The Company is the Plan sponsor, and therefore, these transactions qualify as party-in-interest transactions. At December 31, 2020 and 2019, the Plan held Zoetis common stock valued at $196.0 million and $164.7 million, respectively. For the period ended December 31, 2020, the Plan purchased Zoetis common stock with a fair value of approximately $39.2 million and sold Zoetis common stock with a fair value of approximately $43.2 million. For the period ended December 31, 2019, the Plan purchased Zoetis common stock with a fair value of approximately $19.6 million and sold Zoetis common stock with a fair value of approximately $19.7 million.
At December 31, 2020 and 2019, the Plan had notes receivable from participants of approximately $13.4 million and $13.8 million, respectively. These transactions are considered parties-in-interest transactions.

Zoetis Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
6.     Subsequent Events
Platinum Performance 401(k) Plan Merger
Effective August 14, 2019, the Company acquired Platinum Performance (Platinum), and as a result Platinum became an indirect wholly-owned subsidiary of the Company. On December 23, 2020, the Zoetis Board of Directors approved the merger of the Platinum Performance 401(k) Plan (Platinum Plan) into the Plan, effective January 4, 2021 (the Platinum Plan Merger Date), at which time employees of Platinum became eligible to participate in the Plan. Upon merger all Platinum Performance Plan participants’ prior employer service was credited for eligibility and vesting requirements in the Plan.
The net assets of the Platinum Plan (approximately $1.5 million) were transferred to the Plan on January 7, 2021.
ZNLabs ADP Plan Merger
Effective November 22, 2019, the Company acquired ZNLabs LLC (ZNLabs), and as a result ZNLabs became an indirect wholly-owned subsidiary of the Company. ZNLabs is an adopting employer in the ADP TotalSource Retirement Savings Plan (ZNLabs ADP Plan) pursuant to that certain Adoption Agreement between ZNLabs and ADP TotalSource Group, Inc., the plan sponsor of the ZNLabs ADP Plan, dated August 14, 2019 (ZNLabs Adoption Agreement). On December 23, 2020, the Zoetis Board of Directors approved the merger of the ZNLabs ADP Plan's net assets into the Plan, effective January 1, 2021 (the ZNLabs Merger Date), at which time employees of ZNLabs became eligible to participate in the Plan. Upon merger all ZNLabs ADP Plan participants’ prior employer service was credited for eligibility and vesting requirements in the Plan and ZNLabs terminated the ZNLabs Adoption Agreement and withdrew from, and its eligible employees ceased to participate in, the ZNLabs ADP Plan.
The net assets of the ZNLabs ADP Plan (approximately $1 million) were transferred to the Plan on April 6, 2021.
Other
Effective February 7, 2020 the Company acquired Ethos Diagnostic Science (Ethos Dx). Beginning on January 1, 2021, all legacy US Ethos Dx participants’ prior employer service was credited for eligibility and vesting requirements in the Plan.
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2020, through June 24, 2021, the date of the financial statement issuance, and concluded that no additional disclosure or recordable transactions were required.

ZOETIS SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(thousands of dollars)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment	Rate of Interest	Maturity Date	Number of Shares or Units	Cost	Current Value
	BIF Money Fund	Money Market			2,041	$1,509	$1,509
	Dodge & Cox International St	Mutual Fund			1,178,294	46,425	51,491
	Invesco Diversified Div CL R5	Mutual Fund			2,492,392	44,844	49,748
	MFS Mass Investors Growth Stock R4	Mutual Fund			2,965,936	78,255	112,142
	Parnassus Mid Cap Fund Inv	Mutual Fund			832,214	28,032	33,938
	Pioneer Select Mid Cap Grwth Y	Mutual Fund			1,003,506	51,547	60,903
	Invesco Developing Markets FD Y	Mutual Fund			359,662	13,682	19,228
	T. Rowe Price QM US SM CAP Grth	Mutual Fund			1,137,635	45,004	54,299
	JP Morgan Core Bond Fund CL R5	Mutual Fund			3,658,631	45,533	45,001
	Vanguard Target Retirement 2015	Mutual Fund			311,255	6,927	7,644
	Vanguard Target Retirement 2020	Mutual Fund			1,904,477	42,900	49,993
	Vanguard Target Retirement 2025	Mutual Fund			1,845,129	42,602	50,896
	Vanguard Target Retirement 2030	Mutual Fund			3,567,664	81,841	100,358
	Vanguard Target Retirement 2035	Mutual Fund			2,318,845	54,078	66,620
	Vanguard Target Retirement 2040	Mutual Fund			2,912,014	67,823	85,468
	Vanguard Target Retirement 2045	Mutual Fund			1,479,143	34,935	44,212
	Vanguard Target Retirement 2050	Mutual Fund			1,042,103	24,799	31,232
	Vanguard Target Retirement 2055	Mutual Fund			669,935	16,069	20,132
	Vanguard Target Retirement 2060	Mutual Fund			293,703	7,092	8,852
	Vanguard INCM Instl Target Retirement	Mutual Fund			613,432	13,290	14,925
	Self-Directed Brokerage Acct				—	**	18,739
	Blackrock US Debt Index Fund W	Common/Collective Trust			715,796	16,836	18,143
	Blackrock Russell 1000 GR CL T	Common/Collective Trust			255,038	11,397	15,819
	Blackrock Russel 1000 VL CL T	Common/Collective Trust			202,793	7,025	8,226
	Blackrock MSCI EAFE Equity Fund M	Common/Collective Trust			642,873	9,430	11,494
	Blackrock Mid Capitalization M	Common/Collective Trust			531,937	10,860	14,226
	Blackrock Tips Class K	Common/Collective Trust			1,233,850	17,529	20,613
	Blackrock Equity Index Fund CL M	Common/Collective Trust			4,645,045	92,518	149,331
	Blackrock Russell 2000 Fund M	Common/Collective Trust			1,147,912	21,712	31,306
*	T. Rowe Price Stable Value Fund	Common/Collective Trust			107,649,309	107,649	107,649
*	Zoetis Common Stock Fund	Common stock fund			3,804,254	67,910	196,033
	Total assets held for investment purposes						1,500,170
*	Notes Receivable from Participants	Interest rates: 3.25% to 9.50%; maturity dates: 2021-2035			_	_	13,379
	TOTAL						$1,513,549

*	Party-in-interest
**	Costs not required for participant-directed investments

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zoetis Savings Plan
(Name of Plan)

June 24, 2021	By:	/S/ TAMMY BAKOS
Tammy Bakos
Member, Zoetis Savings Plan Committee